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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70883

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Fountainplace Securities Partners, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  - ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__2312 Gaddy Dr__
                                                     (No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Hajek	678-679-8640	finop@thefountainplacegroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__NTT& Company PLLC__
                          (Name – if individual, state last, first, and middle name)

348 South US Hwy 77	Giddings	TX	78942
(Address)	(City)	(State)	(Zip Code)

3/19/19	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Jefferson Ellington_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Fountainplace Securities Partners LLC_____, as of ___12/31_____, 2 _025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Jefferson W. Ellington*

Title:
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FOUNTAINPLACE SECURITIES PARTNERS, LLC

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES**

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2025

Fountainplace Securities Partners, LLC
TABLE OF CONTENTS

For the Year Ended December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Fountainplace Securities Partners LLC:

<u>**Opinion on Financial Statements**</u>

We have audited the accompanying statement of financial condition of Fountainplace Securities Partners LLC (the "Company") as of December 31, 2025, and the related statements of income, member's and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

<u>**Basis for Opinion**</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

<u>**Report on Supplementary Information**</u>

The accompanying Net Capital Computations, Determination of Reserve Requirements and Possession & Control Requirements ("Supplementary Information") contained in the supplemental information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles with the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

NTT & Company, PLLC

Beaumont, Texas

March 11, 2026

We have served as the auditor for Fountainplace Securities Partners LLC since 202.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

Fountainplace Securities Partners, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

ASSETS

Cash	$	35,590
Prepaid expenses		1,690
Related party investment		15,169
Other assets		302
TOTAL ASSETS	**$**	**52,751**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable & accrued liabilities	$	3,048
Due to related party		1,500
TOTAL LIABLITIES	**$**	**4,548**

COMMITMENTS AND CONTIGENCIES		-
MEMBER'S EQUITY	**$**	**48,203**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**52,751**

The accompanying notes are an integral part of these financial statements.

Fountainplace Securities Partners, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2025

REVENUES

Success fees	$	73,500
Retainers		27,500
Reimbursed expenses		1,200
TOTAL REVENUES	**$**	**102,200**

EXPENSES

Professional fees	$	23,587
Technology, data, & communications		27,300
Occupancy & equipment		1,800
Regulatory fees		2,191
Other expenses		1,006
TOTAL EXPENSES	**$**	**55,884**

NET INCOME	**$**	**46,316**

The accompanying notes are an integral part of these financial statements.

Fountainplace Securities Partners, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2025

BALANCE AT DECEMBER 31, 2024	$	**72,184**
Contributions		19,703
Distributions		(90,000)
Net income		46,316
BALANCE AT DECEMBER 31, 2025	$	**48,203**

The accompanying notes are an integral part of these financial statements.

Fountainplace Securities Partners, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	46,316

Adjustments to reconcile net income to net cash provided by operating activities

Prepaid expenses		(150)
Accounts receivable		26,000
Related party payables		(2,903)
Accounts payable and accrued expenses		113
Unearned income		(2,000)
Net cash provided by operating activities	**$**	**67,376**

CASH FLOWS FROM INVESTING ACTIVITIES

CRD deposit	$	288
Net cash provided by investing activities	**$**	**288**

CASH FLOWS FROM FINANCING ACTIVITIES

Contributions	$	19,703
Distributions		(90,000)
Net cash used by financing activities	**$**	**(70,297)**

NET DECREASE IN CASH		**(2,633)**
CASH AT BEGINNING OF YEAR		**38,223**
CASH BALANCE AT DECEMBER 31, 2025	**$**	**35,590**

The accompanying notes are an integral part of these financial statements.

Fountainplace Securities Partners, LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2025

1. **Organization and Nature of Business**

    Fountainplace Securities Partners, LLC (the Company) is a North Carolina Limited Liability Company and registered broker dealer with the Securities and Exchange Commission (SEC) and member of the Financial Industry Regulatory Authority (FINRA). The Company operates mergers and acquisitions of advisory services, private placements of securities, and referral business.

    Effective December 4, 2023, the Company became a minority member in CFP Ventures, LLC, a North Carolina Limited Liability Company. CFP Ventures will operate to acquire and hold investment equity securities in various special purpose entities which will in turn invest in and will own various real estate assets. As of December 31, 2025, this company is illiquid, and no business has been done.

2. **Significant Accounting and Reporting Policies**

    Basis of Presentation
    The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounts Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December31, 2025, and is not necessarily indicative of the results for any future period

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company maintains its cash in a bank deposit account(s) which, at times, may exceed the federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2025, the Company had no cash equivalents.

2. **Significant Accounting and Reporting Policies – Continued**

Current Expected Credit Losses
In March 2022, the FASB issues ASU 2022-02, ASC Subtopic 326 "Credit Losses": Troubled Debt Restructurings and Vintage Disclosures. Since the issuance of Accounting Standards Update No. 2016-03, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the Board has provided resources to monitor and assist stakeholders with the implementation of Topic 326. Post-Implementation Review (PIR) activities have included forming a Credit Losses Transition Resource Group, conducting outreach with stakeholders of all types, developing educational materials and staff question-and-answer guidance, conducting educational workshops, and performing an archival review of financial reports. ASU No. 2022-02 is effective for annual and interim periods beginning after December 15, 2022. The Company adopted as of January 1, 2023, and it did not have a significant impact on its consolidated financial statements.
At December 31, 2025, The Company had no net receivables from executed contracts.

Revenue
The Company recognizes *Revenue from Contracts with Customers* in accordance with ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, the guidance requires the Company to follow a five-step model to a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration within the transaction price to the extent that is probable that a significant reversal of revenue will not occur when the uncertainty is subsequently resolved. Services within the scope of ASC Topic 606 include private securities placement, investment banking, and merger and acquisition (M&A) services.
Investment banking and M&A services include agreements to provide advisory services to customers for which they will charge the customer fees. The Company provides corporate finance and financial advisory services such as private placements of debt and equity, mergers, and acquisitions (M&A) (sell-side and buy-side), recapitalization, accessing public debt and equity markets, valuations and fairness opinions, and business and strategic advice.

2. **Significant Accounting and Reporting Policies – Continued**
   <u>Revenue – Continued</u>

   Revenues from fees arising from private securities placement in which the Company acts as agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Fees are recorded based upon the capital commitments obtained as of the closing for the respective placement when all performance obligations to the client have been completed.

   In certain engagements, clients are assessed non-refundable retainer fees. These retainer fees are either upfront payments paid solely in consideration of the engagement by the client or fees which are in relation to a defined period, which could range from a single payment to recurring payments for the duration of the contract. Such periods vary in length depending on the engagement, and the fees are apportioned over the period covered by the retainer fee and are considered earned when the performance obligations are satisfied. Non-refundable retainers which are not linked to a specific period of time are recognized when all performance obligations are satisfied. The Company has evaluated its non-refundable retainer payments to ensure the fees related to a transfer of a good or service, as a direct distinct performance obligation in exchange for the retainer.

   Success fees are owed to the Company on the closing of an M&A transaction, fairness opinion or similar transaction. The amount of the fee is stipulated in the Company's engagement contract with the client and is generally calculated as a percentage of the size of the relevant transaction or as a fixed fee. Success fees are recognized when the relevant investment banking transaction is closed. At December 31, 2025, the were $0 outstanding success fees.

   <u>Income Taxes</u>

   The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to the Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

   The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for the Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in 2025. A tax position includes any entity's status, including its status as a pass-through entity, and the decision to not file a tax return.

   Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2025. The Company is not currently under audit by any tax jurisdiction.
   .

3. **Related Parties**

The Company is an affiliate of Fountainplace Group Holdings, LLC (the Affiliate). In connection with this relationship, the Company and Fountainplace Group Holdings have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses under this agreement totaling $150. Included in the total is a provision for rent. The Company recorded rent totaling $1,200 related to the shared expense with the Affiliate

4. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.
At December 31, 2025, the Company had net capital of $31,043 which is $26,043 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 14.65%.

5. **Operating Lease Obligations**

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than twelve (12) months. All such leases are to be classified as either finance or operating. The Company has no lease obligations that required recording or disclosures in the December 31, 2025, financial statements.

6. **Subordinated Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of 2025, end of 2025, and during 2025.

7. **Commitments and Contingencies**

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

Fountainplace Securities Partners, LLC
NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2025

8. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker dealer, providing investment banking services, such as private placement of securities within one line of business. The Company has identified its CEO as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

9. **Subsequent Events**

Management has evaluated all events or transactions that occurred after December 31, 2025, through the date of the issued financial statements. The Company has determined that there were no events that took place that would have a material impact on its financial statements.

Fountainplace Securities Partners, LLC

SCHEDULE I

NET CAPITAL COMPUTATION

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2025

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$	48,203
ADJUSTED NET WORTH		**48,203**
LESS:		
Non-allowable assets		
Prepaid expenses		(1,992)
Private equity investment		(15,168)
Total non-allowable assets		(17,160)
TENTATIVE NET CAPTIAL	$	**31,043**
HAIRCUTS ON SECURITIES		-
NET CAPITAL	$	**31,043**
Minimum dollar net capital requirement of reporting broker dealer (greater of $5,000 or 6-2/3% of AI)		5,000
EXCESS NET CAPITAL	$	**26,043**
TOTAL AGGREGATE INDEBTEDNESS		**4,548**
MINIMUM NET CAPITAL BASED ON AI		**303**
PERCENTAGE OF NET CAPITAL TO AI		**14.65%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

See accompanying report of independent registered public accounting firm.

Fountainplace Securities Partners, LLC

SCHEDULE II

DETERMINATION OF RESERVE REQUIREMENTS

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

For the Year Ended December 31, 2025

The Company is not required to file the above schedule as it is exempt from SEC Rule 15c3-3 pursuant to footnote 74 of SEC Release 34-70073 and does not hold customers' monies or securities.

SCHEDULE III

POSSESSION & CONTROL REQUIREMENTS

Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

For the Year Ended December 31, 2025

The Company is not required to file the above schedule as it is exempt from SEC Rule 15c3-3 pursuant to footnote 74 of SEC Release 34-70073 and does not hold customers' monies or securities.



Report of Independent Registered Public Accounting Firm - Exemption Report Review

No Exemption: Pursuant to footnote 74 of SEC Release No. 34-70073

Jefferson Ellington
Fountainplace Securities Partners LLC
2312 Gaddy Drive
Raleigh, NC 27609

Dear Jefferson Ellington:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report provided to us pursuant to SEC Rule 17a-5, in which (1) Fountainplace Securities Partners LLC (the Company) did not claim an exemption under paragraph (k) of 17. C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on footnote 74 of SEC Release No. 34-70073 adopting to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: Private placements of securities (excluding EB-5 and Regulation A+).

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where to funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2025, through December 31, 2025, without exception.

Fountainplace Securities Partners LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fountainplace Securities Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

NTT & Company, PLLC

Beaumont, Texas
March 11, 2026

Fountainplace Securities Partners LLC
2312 Gaddy Drive
Raleigh, NC 27609

Fountainplace Securities Partners LLC - Exemption Report

To: NTT & Company, PLLC
        5865 Mistletoe Avenue
        Beaumont, TX 77707

Re: 17 C.F.R. § 240.15c3-3(k)

Fountainplace Securities Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of our knowledge and belief the Company states the following:

1. The Company does not claim exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities not conducted under a 15c3-3 exemption exclusively to: Private placements of securities (excluding EB-5 and Regulation A+).

The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2025 through December 31, 2025, without exception.

FOUNTAINPLACE SECURITIES PARTNERS LLC

I, Jefferson Ellington, do hereby affirm that to the best of my knowledge and belief, this Exemption Report, covering the period January 01, 2025 through December 31, 2025, is true and correct.

Jefferson Ellington
Jefferson Ellington
CEO